1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

May 29, 2024

Christopher R. Bellacicco
Attorney-Adviser
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Kennedy Lewis Capital Company (the “Company”)
Registration Statement on Form N-2
File No: 333-272926

Dear Mr. Bellacicco:

We are writing in response to accounting comments provided via electronic mail on April 23, 2024 and legal comments provided via telephone on May 2, 2024 relating to the Company’s second amended registration statement on Form N-2 that was filed with the Securities and Exchange Commission (“SEC”) on April 18, 2024 (the “Amended Registration Statement”). The Company has considered these comments and has authorized us to make the responses discussed below on its behalf. All capitalized terms not otherwise defined herein shall have the meaning given to them in the Amended Registration Statement unless otherwise indicated.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Legal Comments

Page 31 – The Company is Subject to Risks Relating to Syndication and/or Transfer of Investments

Comment 1. The staff refers the Company to Comment 22 of the staff’s letter issued to the Company on July 21, 2023. Please add the following disclosure regarding any advisory agreements between subsidiaries and the Advisor:

a)	Please disclose that the current investment advisory agreement contemplates that the Advisor may provide its advisory services to the Company through wholly owned or primarily controlled subsidiaries of the Company.

b)	Please disclose that to the extent that the Company forms a wholly owned or primarily controlled subsidiary advised by an investment adviser other than the Company’s Advisor, the investment adviser to such subsidiaries will comply with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), relating to investment advisory contracts, including but not limited to, Section 15, as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act and file any such investment advisory agreement as an exhibit to the Amended Registration Statement, as applicable.

Response 1. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly. The Company supplementally confirms to the staff that Kennedy Lewis formed its subsidiary, SPV I, for the sole purpose of executing a credit facility with Goldman Sachs Bank USA. Moreover, Section 2(a) of the Advisory Agreement contemplates that the Advisor may make investments on behalf of the Company through a special purpose vehicle, so the Company does not currently expect an additional advisory agreement to be entered into in respect of any such subsidiary. Accordingly, there are no advisory agreements between SPV I and the Advisor that would warrant additional disclosure in the Amended Registration Statement.

Page 13 – What is the difference between the three classes of Common Shares being offered?

Comment 2. The staff notes that the 2.0% cap on net asset value (“NAV”) for Class D shares is inconsistent with a 1.50% cap disclosed elsewhere in the Amended Registration Statement. Please revise the disclosure accordingly.

Response 2. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Page 33 – The Timing of Repurchase May be Disadvantageous

Comment 3. The staff notes that the disclosure in this section states that shareholders are required to provide the Company with notice of intent to participate in a tender offer prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date. The tender offer rules require that the specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at the commencement of a tender offer. Please delete this disclosure or revise it.

Response 3. The Company respectfully acknowledges the staff’s comment and has deleted the disclosure.

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Page 107 – Duration and Termination

Comment 4. The staff notes that the disclosure in this section states that the Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by the Advisor and may be terminated by the Board or the Advisor without penalty upon 120 days’ written notice to the other. Please revise the disclosure to clarify that the Advisor may be terminated by the Board without penalty upon 60 days’ written notice to the Advisor.

Response 4. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Accounting Comments

Page 18-19 – Fees and Expenses

Comment 1. The staff notes that the Incentive Fee line item is zero and that disclosure in footnote 4 states that the Company assumes no Incentive Fee for the chart. Per the 12/31/23 Consolidated Statement of Operations, the Company did incur an income incentive fee of $1.1 million and a capital gains incentive fee of $1.1 million during the last fiscal year. Please include an estimated amount of incentive fees in the fee table and adjust the disclosure in footnote 4 accordingly.

Response 1. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Comment 2. Please ensure that the language in the second paragraph is consistent with the Expense Support and Conditional Reimbursement Agreement filed on EDGAR. The staff notes that the following language is included in the agreement (Section 1(a)) but not included in the footnote: “professional fees, trustee fees, administration fees, and other general and administrative expenses”.

Response 2. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Comment 3. Please confirm that Shareholder servicing and/or distribution fees will be included in the definition of “Other Operating Expenses” and that they are subject to the expense limitation. The staff notes that the agreement filed on EDGAR is silent on shareholder servicing and/or distribution fees.

Response 3. The Company respectfully acknowledges the staff’s comment and confirms that shareholder servicing and/or distribution fees are omitted from the definition of “Other Operating Expenses,” and as such, they are not subject to the expense limitation.

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Comment 4. Please consider moving “shareholder servicing and/or distribution fee” disclosure outside of the parenthetical discussing allocable portion of compensation and overhead. The staff believes this should be listed as a separate item.

Response 4. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

Comment 5. Please review the calculations in the Example as the staff calculates lower values.

Response 5. The Company respectfully acknowledges the staff’s comment and has revised the disclosure accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

cc:	James Didden, Kennedy Lewis Capital Company
Rachel Presa, Kennedy Lewis Capital Company
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